	For the year
	ended	For the year ended
CHF million, except for ratios	12/31/2005	31.12.04	31.12.03	31.12.02	31.12.01
IFRS [1]
Pre-tax earnings from continuing operations [2]	12,354	9,821	6,836	3,459	5,823
Add: Fixed charges	50,588	28,302	28,629	30,297	45,090
Pre-tax earnings before fixed charges	62,942	38,123	35,465	33,756	50,913

Fixed charges:
Interest	49,758	27,484	27,784	29,417	44,236
Other [3]	830	818	845	880	854
Total fixed charges	50,588	28,302	28,629	30,297	45,090

Ratio of earnings to fixed charges	1.24	1.35	1.24	1.11	1.13

US GAAP [1]
Pre-tax earnings from continuing operations [2]	11,541	10,419	7,960	4,983	4,376
Add: Fixed charges	50,396	28,073	28,476	30,195	44,931
Pre-tax earnings before fixed charges	61,937	38,492	36,436	35,178	49,307

Fixed charges:
Interest	49,588	27,245	27,628	29,334	44,096
Other [3]	808	828	848	861	835
Total fixed charges	50,396	28,073	28,476	30,195	44,931

Ratio of earnings to fixed charges	1.23	1.37	1.28	1.17	1.10
1 The ratio is provided using both IFRS and US GAAP values, as the ratio is materially different between the two accounting standards.
2 Pre-tax earnings from continuing operations includes the elimination of subsidiary, associate and minority interest income and the addition of dividends received from associates.
3 Other fixed charges is the interest component of rental expense.